BCE
Emergis

April 8, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Company")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

1. Company Press Release dated April 5, 2002;
2. Company News Release dated March 14, 2002;
3. Company News Release dated March 21, 2002; and
4. Company News Release dated March 28, 2002.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

John Sypnowich
Vice President and General Counsel

JS/mn
Encl.

dlw 4/23

BCE Emergis Inc.
#2200
1155, boul. René-Lévesque Ouest/West
Montréal, (Québec) H3B 4T3

BCE Emergis

News Release

BCE Emergis Sets Course for 2002 and Beyond

- *Focus on major growth and earnings opportunities*
- *Resolve to drive recurring revenue*
- *Service offering and operating costs streamlined*
- *Financial guidance set for 2002*

Montreal, April 5, 2002 — BCE Emergis Inc. (TSE: IFM) today announced, following its March 21st revenue shortfall announcement, its plan to the focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs.

"Emergis has been successful in building a strong foundation of eBusiness solutions and an important base of customers," explained Brian Edwards, Vice Chairman and CEO of BCE Emergis. "Over the past quarter, our non-recurring revenue did not materialize but the quality of our customers and relevance of our solutions to their businesses continue to offer us tremendous opportunity and potential. Our plan is to focus on the major growth opportunities that this represents, streamline our service offering and cost structure and drive our recurring revenue growth. This plan will allow us to capitalize on our strengths and continue to grow our business."

Business outlook

While the business climate continues to be a challenging one in which to operate, the company's focus on recurring revenue and diminished reliance on non-recurring revenue should lead to greater financial visibility.

As previously announced, the Company expects first quarter total revenue to be in the $128 million to $138 million range, EBITDA in the negative $17 million to $22 million range, and a net loss between $25 million and $30 million, which does not include a restructuring charge.

For 2002, the Company is targeting total revenue between $575 million and $625 million with non-recurring revenue at approximately 10% of total revenue. U.S. revenue is targeted between 45% and 50% of total revenue. The EBITDA margin is targeted between 10-12% for 2002 and positive in the second quarter. EPS for the year is targeted at $0.05 to $0.10. These targets are before the effects of any restructuring charge.

In 2003, corporate objectives are to grow total revenue by approximately 15%-20% and to have an EBITDA margin of 20% to 25% and EPS of $0.50 to $ 0.75.

Active pursuit of significant growth opportunities

BCE Emergis will concentrate its focus on the major growth opportunities where there already exists a solid foundation and track record. It will actively seek to increase penetration in three growth areas: bill presentment services, payment solutions and claims processing.

To pursue these opportunities, Emergis will work through its existing blue-chip customers. The distribution channel potential offered by its U.S. and Canadian banking customers and Visa U.S.A in the bill presentment and payment areas stems from their extensive market coverage. In the Health area, Emergis will build from the strong base offered by its relationships with the leading health insurance companies and far-reaching provider networks. Finally, through its close relationship with Bell Canada, Emergis will leverage the most powerful distribution channel in Canada.

"BCE Emergis' eCommerce capabilities are a strategically important part of Bell Canada's ability to meet the needs of its business customers," added Jean C. Monty, Chairman of BCE Emergis.

Recurring revenue as foundation for continued growth

The recurring revenue base has always been and will continue to be a definitive and successful differentiator for the Company. All three business units – eHealth, U.S. and Canada - will strive to further strengthen existing customer relationships with the objective of driving implementation of Emergis solutions down through them to their business accounts. This cascading effect will drive additional recurring revenue.

While the business units will work with their existing customers to generate recurring revenue, Emergis, through a new business development group, will actively seek to sign agreements with new major customers as a means of adding to its strong customer foundation. While any new agreements are expected to contribute to non-recurring revenue, Emergis' reliance on the non-recurring revenue will be significantly reduced.

Streamlined service offering and operation costs

Concurrent with its focus on key areas of growth, the company has developed a plan to streamline its service offerings and reduce its operating cost structure.

An in-depth review of the Company's product suite has identified services that are considered non-core. These services, which the Company plans to exit, represent 40% of Emergis' total number of services, but only 5% (approximately $30-$35 million) of its annual revenue in 2001.

The plan also includes an overall reduction in personnel of approximately 550 people, or 20%. While the reduction of people will touch all areas of the organization, it will result in a more efficient allocation of resources to the key growth opportunities.

As a result of this cost reduction plan and possible asset impairments, the company will take a one-time restructuring charge in the second quarter.

BCE Emergis is a premier eBusiness service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSE: IFM) are included in the TSE 100 composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

- ### -

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainly in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and U.S. dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the ehealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT APRIL 5, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

For more information:

Sylvia Morin
Vice President, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

BCE Emergis

News Release

BCE Emergis e-Lending Interchange expands to include TD Canada Trust

Will facilitate TD Canada Trust auto loan applications

Toronto and Montreal, March 14, 2002 - BCE Emergis (TSE: IFM), a premier provider of business-to-business e-commerce services and exchanges in North America, today announced an agreement to provide its Emergis® e-Lending Interchange service to TD Canada Trust's automotive lending business.

The agreement facilitates and improves the Internet-based connection between automotive dealers and TD Canada Trust's loan application system. Auto dealers can work from within their existing software systems and without re-keying information.

"Having TD Canada Trust join our e-Lending Interchange further enhances the value and importance of this industry-leading product," said Jacques Malo, president, BCE Emergis Canada. "It is a tremendous benefit for vehicle dealers to have this kind of access to credit options and information and the involvement of lending institutions such as TD Canada Trust translates into fast and responsive service on our secure network."

The e-Lending Interchange, the first fully-integrated service of its kind in Canada for auto dealers, simplifies the process of qualifying customer loan applications. With this agreement, TD Canada Trust will offer credit adjudication services to automotive dealerships using the technology, enabling dealers to instantly exchange online all the required information to consumer credit applications and other services, such as vehicle description searches through a direct link to the Canadian Black Book. The Interchange also allows dealers to be fully integrated with their existing finance and insurance options software systems.

"The e-Lending Interchange provides improved access to our services for dealers," says Len Logozar, vice-president, retail lending, TD Canada Trust. "This will help dealers quickly determine the best lending arrangements for customers, which we think represents a competitive value proposition and helps to reinforce TD Canada Trust's position as a leader in e-business innovation."

BCE Emergis technology is at the core of the e-Lending Interchange that enables dealers, financial institutions and information bureaus to communicate instantly within the existing dealer software programs. It offers a reliable and secure environment for transmitting sensitive financial, credit and vehicle information. BCE Emergis is building the value of the interchange by linking additional information sources, software manufacturers and financial institutions.

In joining the Interchange, TD Bank joins Scotiabank and various software vendors including AutoHotline.com, Autoturbo Inc., Bosco Credit Finance Inc. Canadian American Management System (C.A.M.S.) Inc., C.T. Soft Corporation, Dealer Information System Limited (DIS Limited), Megawheels Inc., Novaciel Inc., Oasis Auto Complete Systems, PBS Financial Systems Inc. and Quorum Information Systems Inc.

About TD Bank Financial Group. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in four key areas: TD Canada Trust, a leader in personal and commercial banking in Canada; TD Securities, a leader in wholesale banking, operating in over 20 locations in key financial centres around the globe; TD Waterhouse, one of the world's largest brokers to the self-directed investor; and TD Wealth Management, one of Canada's largest asset managers. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 3.8 million on-line customers. TD Bank Financial Group had CDN$287.8 billion in assets, as at October 31, 2001. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

BCE Emergis is a premier e-Business service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. These scalable solutions electronically transform business processes, such as buying, selling, invoicing and payment, and enable companies to succeed in the web-centric, cost-driven, and highly competitive global Internet economy. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSE: IFM) are included in the TSE 100 composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

- ### -

This news release contains certain forward-looking statements that reflect the current views and/or expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information:

Sylvia Morin
Vice President, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

BCE Emergis

News Release

BCE Emergis announces shortfall in non-recurring revenue

Montreal, Canada, March 21, 2002 — BCE Emergis Inc. (TSE:IFM), a leading provider of e-Business services, today announced that first quarter one-time or non-recurring revenues have not materialized. It therefore expects first quarter total revenue to be in the range of $128 to $138 million, negative EBITDA between $17 million and $22 million, and a net loss between $25 million and $30 million.

The company stated that it will review its cost structure to align it with its revenue base and present a cost reduction plan within two weeks. Guidance for the balance of the year will be announced at that time. The plan will be developed with a view to generating increasing profits over time and to providing a better financial profile for the company with less volatility and less uncertainty moving forward.

"We are disappointed in the quarter but we will take the necessary steps to deliver growing profitability," stated Brian Edwards, Vice Chairman and CEO of BCE Emergis.

BCE Emergis is a premier e-Business service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. These scalable solutions electronically transform business processes, such as buying, selling, invoicing and payment, and enable companies to succeed in the web-centric, cost-driven, and highly competitive global Internet economy. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSE: IFM) are included in the TSE 100 composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

- ### -

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current negative trends in North American economic conditions, BCE Emergis' ability to expand its operations in the United States particularly in the ehealth and financial sectors, the extent of its customers' use of its exchanges and services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form of the Company filed with securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT MARCH 21, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For more information:

Sylvia Morin
Vice President, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

BCE Emergis

News Release

BCE Emergis Appoints Two New Board Members

Daniel Johnson and Michael Sabia deepen Board's business and financial experience

Montreal, March 28, 2002 — BCE Emergis Inc. (TSE: IFM) is pleased to announce today that it has appointed two new members, Daniel Johnson and Michael Sabia, to its Board of Directors.

Mr. Johnson, presently counsel at McCarthy Tétrault LLP, is a former Premier of the Province of Quebec. As an elected member of the Quebec Government from 1985 to 1994, he held numerous offices in the Government of Quebec over that period, including Minister of Industry and Commerce, Chairman of the Treasury Board and Minister responsible for Administration and the Public Service. Prior to public office, he was Secretary and Vice-President of Power Corporation. Mr. Johnson is a member of the Quebec Bar since 1967: he holds a law degree from the University of Montreal, LL.M. and Ph.D. degrees from the University of London (U.K.), as well as an MBA from Harvard University. He also sits on the boards on several large Canadian companies.

Mr. Sabia is currently President and Chief Operating Officer (COO) of BCE and COO of Bell Canada. He joined the BCE group in 1999 as Chief Executive Officer of Bell Canada International. In 2000, he was appointed Executive Vice-President of BCE. Prior to that, Mr. Sabia was Executive Vice-President and Chief Financial Officer of Canadian National Railway Company. Prior to joining CN in 1993, Mr. Sabia held a number of senior positions in the Canadian Federal Public Service, including Director-General of Tax Policy in the Department of Finance and Deputy Secretary to the Cabinet (Plans) in the Privy Council Office. Mr. Sabia is a graduate in economics and politics from Trinity College, University of Toronto (B.A.) and Yale University (M.A., M. Phil).

As a result of these appointments and the resignation of Mr. Ernie Eves, the Board composition is as follows : Jean C. Monty, W. Brian Edwards, William D. Anderson, Pierre Ducros, Daniel Johnson, Robert Kearney, John H. McArthur, Michael J. Sabia, Gedas A. Sakus and Wesley M. Scott.

.../2

BCE Emergis is a premier e-Business service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. These scalable solutions electronically transform business processes, such as buying, selling, invoicing and payment, and enable companies to succeed in the web-centric, cost-driven, and highly competitive global Internet economy. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSE: IFM) are included in the TSE 100 composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

- ### -

This news release contains certain forward-looking statements that reflect the current views and/or expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information:

Sylvia Morin
Vice President, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com